FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 10, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On March 2012 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	(X) Board of Directors	( ) Fiscal Council	( ) Executive Officers		( ) Main Shareholders		( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			9,721,600		1.11		1.11

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

		-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			9,721,600		1.11		1.11

1

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On March 2012 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person		( ) Board of Directors	( ) Fiscal Council	(X) Executive Officers	( ) Main Shareholders		( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			100,632		0,01		0,01

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

		Concórdia	Sell	23/03/2012	100	36,00	3600,00
Share

Common

		Concórdia	Sell	23/03/2012	100	36,20	3620,00
Share

Common

		Concórdia	Sell	26/03/2012	100	36,40	3640,00
Share

Common

		Concórdia	Sell	26/03/2012	200	36,50	7300,00
Share

Common

		Bradesco	Buy

30/03/2012

					2.000	36,00	72.000,00
Share

Common

		Bradesco	Buy

30/03/2012

					2.000	36,11	72.220,00
Share

Common

		Bradesco	Buy

29/03/2012

					1.700	37,00	62.900,00
Share

Common

		Bradesco	Buy	29/03/2012	88	37,00	3.256,00
Share

Common

		Bradesco	Buy	30/03/2012	3.600	36,00	129.600,00
Share

Common

		Bradesco	Buy	30/03/2012	1.800	36,50	65.700,00
Share

Common

		Bradesco	Buy	30/03/2012	38	36,00	1.368,00
Share

Common

		Bradesco	Buy	30/03/2012	13	36,50	474,50
Share

Common

		Bradesco	Buy	28/03/2012	33	36,50	1204,50
Share

Common

		Bradesco	Buy	30/03/2012	2.200	36,00	79.200,00
Share

Common

		Bradesco	Buy	30/03/2012	2.200	36,50	80.300,00
Share

Common

		Bradesco	Buy	30/03/2012	85	36,00	3.060,00
Share

Common

		Bradesco	Buy	30/03/2012	21	36,50	766,50
Share

Common

		Bradesco	Buy	30/03/2012	1.000	36,00	36.000,00

Closing Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			116,910		0,01		0,01

2

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On March 2012 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person		( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	(X) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative		Characteristic of Security	Number		% interest
					Same kind		Total
Share

Common

			239,270,526		27.42		27.42

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

		FATOR	Buy	01/03/2012	34.300	35,89	1.231.001
Share

Common

		BRASCAN	Buy	05/03/2012	46.700	33,20	1.550.257
Share

Common

		GRADUAL	Buy	05/03/2012	44.400	36,71	1.629.830,00
Share

Common

		SAFRA	Sell	29/03/2012	100.000	37,21	3.721.118,00
Share

Common

		BRADESCO	Sell

01/03/2012

					394.000	35,86	14.128.938,00
Share

Common

		BRADESCO	Sell	02/03/2012	231.800	35,28	8.178.371,00
Share

Common

		BRADESCO	Sell

05/03/2012

					329.600	35,03	11.544.272,00
Share

Common

		BRADESCO	Sell

06/03/2012

					750.000	34,56	25.921.635,00
Share

Common

		BRADESCO	Sell

07/03/2012

					810.400	35,17	28.503.278,00
Share

Common

		BRADESCO	Sell

23/03/2012

					617.500	35,89	22.160.903,00
Share

Common

		BRADESCO	Sell

26/03/2012

					1.345.300	36,87	49.596.126,00
Share

Common

		BRADESCO	Sell

27/03/2012

					320.500	37,21	11.925.817,00
Share

Common

		BRADESCO	Sell

28/03/2012

					652.800	37,09	24.215.512,00
Share

Common

		BRADESCO	Sell

29/03/2012

					779.700	37,16	28.970.254,00
Share

Common

		BRADESCO	Sell

30/03/2012

					194.700	36,27	7.061.175,00

Closing Balance

Security/ Derivative		Characteristic of ,Security	Number		% interest
					Same kind		Total
Share

Common

			232,893,626		26.69		26.69

3

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On March 2012 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council		( ) Executive Officers	( ) Main Shareholders	( X) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			13,484		0.00		0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

		-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			13,484		0.00		0.00

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 10, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director